SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ______________________________________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)
 ______________________________________________________
Natural Resource Partners L.P.
(Name of Issuer)
 ______________________________________________________

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

63900P 10 3
(CUSIP Number)
Kathryn S. Wilson
Natural Resource Partners L.P.
1201 Louisiana Street, Suite 3400
Houston, Texas 77002
(713) 751-7507
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2019
(Date of Event Which Requires Filing of This Statement)
 ______________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON CORBIN J. ROBERTSON, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,861 Common Units
	8	SHARED VOTING POWER 1,905,534 Common Units
	9	SOLE DISPOSITIVE POWER 505,861 Common Units
	10	SHARED DISPOSITIVE POWER 1,905,534 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,411,395 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Based on 12,261,199 Common Units outstanding as of March 31, 2019, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2019.

1	NAME OF REPORTING PERSON WESTERN POCAHONTAS PROPERTIES LIMITED PARNTERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 1,727,986 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 1,727,986 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,986 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 12,261,199 Common Units outstanding as of March 31, 2019, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2019.

1	NAME OF REPORTING PERSON WESTERN POCAHONTAS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,021 Common Units
	8	SHARED VOTING POWER 1,727,986 Common Units
	9	SOLE DISPOSITIVE POWER 11,021 Common Units
	10	SHARED DISPOSITIVE POWER 1,727,986 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,739,007 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (1)
14	TYPE OF REPORTING PERSON CO

(1)
Based on 12,261,199 Common Units outstanding as of March 31, 2019, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2019.

1	NAME OF REPORTING PERSON PREMIUM RESOURCES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2002 (as amended prior to this Amendment No. 10, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by Corbin J. Robertson Jr., Western Pocahontas Properties Limited Partnership, Western Pocahontas Corporation, and Premium Resources, LLC (collectively, the “Reporting Persons”) of the common units representing limited partner interests (“Common Units”) of Natural Resource Partners L.P. (the “Issuer”), the address of which is 1201 Louisiana Street, Suite 3400, Houston, TX 77002. This Amendment No. 10 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 10 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:
(a)    The names of the Reporting Persons filing this Statement are Corbin J. Robertson, Jr. Western Pocahontas Properties Limited Partnership (“WPPLP”), Western Pocahontas Corporation (“WPC”), and Premium Resources, LLC (“Premium”).
(b)    The business address of each of Corbin J. Robertson Jr. and Premium is 1415 Louisiana Street, Suite 2400, Houston, Texas 77002. The business address of each of WPPLP and WPC is 5260 Irwin Road, Huntington, West Virginia 25705.
(c)

(1)
Corbin J. Robertson, Jr. is the Chairman of the Board of Directors and Chief Executive Officer of GP Natural Resource Partners LLC, the general partner of the Issuer’s general partner (“GP Natural Resource Partners”). The general partner of the Issuer is NRP (GP) LP ("NRP GP"). Mr. Robertson is also the President and controlling shareholder of WPC and is the President of Premium and a member and Manager of Premium. Mr. Robertson is also the Chairman of the Board and Chief Executive Officer of Quintana Minerals Corporation (“QMC”), a privately held corporation that is the administrative company of the Corbin J. Robertson, Jr. family. QMC allocates dedicated employees to various operating and investment entities affiliated with the Robertson family.

(2)	WPPLP engages in the leasing and acquisition of royalty-producing mineral properties and is managed by WPC, its general partner. WPPLP is a member of Premium.

(3)	WPC acts as the general partner of WPPLP. WPC is a member of Premium.
Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of WPC follows:

Name	Business Address	Position with WPC	Principal Occupation / Employment
Corbin J. Robertson III	1415 Louisiana St Suite 2400 Houston, Texas 77002	Director and Chief Executive Officer	Co-Managing Partner, LKCM Headwater Investments GP, LLC and LKCM Headwater Investments I, L.P.*
Corbin J. Robertson, Jr.	1415 Louisiana St Suite 2400 Houston, Texas 77002	Director and President	See Item 2(c)(1) above
Rich Grobleben	1415 Louisiana St Suite 2400 Houston, Texas 77002	Chief Financial Officer, Treasurer, Assistant Secretary	Vice President, Operations & Administration and Treasurer, QMC
Robert C. Sturdivant	1415 Louisiana St Suite 2400 Houston, Texas 77002	Executive Vice President	Vice President, QMC
Kevin J. Craig	5260 Irwin Road Huntington, WV 25705	Executive Vice President	Executive Vice President—Coal, GP Natural Resource Partners
Gregory F. Wooten	5260 Irwin Road Huntington, WV 25705	Vice President, Chief Engineer	Vice President and Chief Engineer, GP Natural Resource Partners
Kathryn S. Wilson	1201 Louisiana, Suite 3400 Houston, TX 77002	General Counsel, Secretary	Vice President, General Counsel and Secretary, GP Natural Resource Partners
S. Reed Morian	300 Jackson Hill Houston, TX 77007	Director	CEO and President, DX Service Company, Inc.**
Peter Baumann	2100 Pacific Avenue San Francisco, CA 94115	Director	Retired
*     LKCM Headwater Investments I, L.P. is a private equity fund with offices in Fort Worth, TX and Houston, TX. LKCM Headwater Investments GP, LLC is LKCM Headwater Investments I, L.P.’s general partner. Corbin J. Robertson, III is also a member of the Board of Directors of GP Natural Resource Partners, a member and a Manager of Premium, and is the son of Corbin J. Robertson, Jr.
**    DX Holding Company is a manufacturer and distributor of water treatment chemicals and chemical products. Mr. Morian is also a member of the Board of Directors of GP Natural Resource Partners and a member and a Manager of Premium.

(4)
Premium was formed in 2016 for the purpose of holding Common Units. On June 30, 2019, Premium made a liquidating distribution of all Common Units held by it to its members pro rata in accordance with their membership interests.

Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the Managers and Executive Officers of Premium follows:

Name	Principal Business Address	Position at Premium	Principal Occupation/Employment
Corbin J. Robertson, Jr.	1415 Louisiana Street Suite 2400 Houston, Texas 77002	Manager, President	See Item 2(c)(1) above
Corbin J. Robertson, III	1415 Louisiana Street Suite 2400 Houston, Texas 77002	Manager, Vice President	See Item 2(c)(3) above
William K. Robertson	1201 Louisiana Street 34th Floor Houston, Texas 77002	Manager, Secretary	Managing Member, Quintana Infrastructure and Development, LLC*
S. Reed Morian	300 Jackson Hill Houston, TX 77007	Manager	See Item 2(c)(3) above
Robert C. Sturdivant	1415 Louisiana Street Suite 2400 Houston, Texas 77002	Treasurer	See Item 2(c)(3) above

*     Quintana Infrastructure & Development, LLC is an investment holding and operating company headquartered in Houston, Texas focused on midstream, power and industrial infrastructure initiatives. William K. Robertson is the son of Corbin J. Robertson, Jr.

(d)    None of the Reporting Persons, and none of the directors, managers or executive officers of WPC or Premium, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    None of the Reporting Persons, and none of the directors, managers or executive officers of WPC or Premium, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Corbin J. Robertson, Jr. and each of the other directors, managers, and executive officers of WPC and Premium are United States citizens. WPPLP is a Delaware limited partnership. WPC is a Texas corporation. Premium is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

On June 30, 2019, Premium made a liquidating distribution of all 4,128,599 Common Units of the Issuer held by it to its members pro rata in accordance with their membership interests for no consideration (the “Premium Liquidating Distribution”). See “Item 5. Interest in Securities of the Issuer” for each Reporting Person’s beneficial ownership of Common Units following the Premium Liquidating Distribution.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:
The Premium Liquidating Distribution was made for the purpose of reducing administrative costs. The Managers of Premium intend to terminate the existence of Premium once the affairs of Premium are wound up.
Corbin J. Robertson Jr., WPPLP and WPC may, either directly or through one or more affiliates, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such Common Units now owned or hereafter acquired to one or more purchasers. In addition, WPPLP or WPC may be used as a vehicle for the consolidation of assets held directly or indirectly by Corbin J. Robertson, Jr. and his family, including Common Units.
As of the date of this Amendment No. 10 and except as disclosed herein, none of Corbin J. Robertson, Jr., WPPLP, WPC or Premium has any plans or proposals which relate to or would result in any of the following actions:
(a)    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
(e)    Any material change in the present capitalization or dividend policy of the Issuer;
(f)    Any other material change in the Issuer’s business or corporate structure;
(g)    Changes in the Issuer’s certificate of limited partnership, agreement of limited partnership or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	As of the date of this Amendment No. 10:

(1)	Corbin J. Robertson, Jr. may be deemed to beneficially own 2,411,395 Common Units, or 19.7% of the outstanding Common Units as follows:

•	505,861 Common Units owned in his individual capacity;

•	1,739,007 Common Units in his capacity as controlling shareholder of WPC;

•	156,000 Common Units in his capacity as the sole member of Robertson Coal Management LLC, which is the sole member of GP Natural Resource Partners, which is the general partner of NRP GP;

•	5,293 Common Units in his capacity as controlling shareholder of GNP Management Corporation ("GNP"); and

•	5,234 Common Units in his capacity as the spouse of Barbara M. Robertson.

NRP GP is a Delaware limited partnership. NRP GP does not have any directors or officers. Information regarding the directors and officers of GP Natural Resource Partners, a Delaware limited liability company and the general partner of NRP GP, is incorporated by reference to the information disclosed under the heading “Directors and Executive Officers of the Managing General Partner and Corporate Governance” in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018 and in the Issuer’s Current Report on Form 8-K filed on March 5, 2019. The members of the board of directors of GP Natural Resource Partners share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units owned by NRP GP, subject to certain exceptions. The business address for each of NRP GP, GP Natural Resource Partners, and the directors and executive officers of GP Natural Resource Partners is 1201 Louisiana Street, Suite 3400, Houston, Texas 77002. In the last five years, none of NRP GP, GP Natural Resource Partners, or the directors or executive officers of GP Natural Resource Partners has been involved in any proceedings described in Items 2(d) or 2(e) above.
GNP is a Delaware corporation and serves as the general partner of Great Northern Properties Limited Partnership, which engages in the leasing and acquisition of royalty-producing mineral properties. The business address for GNP is 1415 Louisiana Street, Suite 2400, Houston, Texas 77002. Information regarding the directors and executive officers of WPC follows:

Name	Business Address	Position with GNP	Principal Occupation / Employment
Corbin J. Robertson, Jr.	1415 Louisiana St Suite 2400 Houston, Texas 77002	Chairman of the Board	See Item 2(c)(1) above
Rich Grobleben	1415 Louisiana St Suite 2400 Houston, Texas 77002	Chief Financial Officer, and Treasurer	See Item 2(c)(3) above
Kai Xai	1415 Louisiana St Suite 2400 Houston, Texas 77002	President	President, GNP
Gregory F. Wooten	5260 Irwin Road Huntington, WV 25705	Vice President	See Item 2(c)(3) above
John F. Jeffers	1415 Louisiana St Suite 2400 Houston, Texas 77002	General Counsel, Secretary	General Counsel, QMC
S. Reed Morian	300 Jackson Hill Houston, TX 77007	Director	See Item 2(c)(3) above
Douglas G. Bailey	120 Long Ridge Road Stamford, Connecticut 06902	Director	President & Chief Executive Officer, American Bailey Corporation*
*     American Bailey Corporation is a private equity firm based in Stamford, Connecticut specializing in investments in the manufacturing, energy, and foundry sectors.

The members of the board of directors of GNP share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units owned by GNP, subject to certain exceptions. In the last five years, none of the directors or executive officers of GNP has been involved in any proceedings described in Items 2(d) or 2(e) above.
Mrs. Robertson is a United States citizen, and her business address is 1415 Louisiana Street, Suite 2400, Houston, Texas 77002. In the last five years, Mrs. Robertson has not been involved in any proceedings described in Items 2(d) or 2(e) above.

(2)	WPPLP beneficially owns 1,727,986 Common Units, or 14.1% of the outstanding Common Units.

(3)	WPC beneficially owns 1,739,007 Common Units, or 14.2% of the outstanding Common Units.

(4)	Premium beneficially owns 0 Common Units.
The foregoing percentages are based on 12,261,199 Common Units outstanding as of March 31, 2019, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2019. Certain of the directors, managers and executive officers of WPC and Premium own equity interests in the Issuer.

(b)	As of the date of this Amendment No. 10:

(1)	Corbin J. Robertson, Jr. has sole voting and dispositive power with respect to 505,861 Common Units and shared voting and dispositive power with respect to 1,905,534 Common Units.

(2)	WPPLP has sole voting and dispositive power with respect to 0 Common Units and shared voting and dispositive power with respect to 1,727,986 Common Units.

(3)
WPC has sole voting and dispositive power with respect to 11,021 Common Units and shared voting and dispositive power with respect to 1,727,986 Common Units. The members of the board of directors of WPC, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units owned by WPPLP, subject to certain exceptions.

(c)    Other than the Premium Liquidating Distribution, none of the Reporting Persons has effected any transactions in the Common Units in the last 60 days.
(d)    Not applicable.

(e)    On June 30, 2019, Premium Resources, LLC ceased to be the beneficial owner of 4,128,599 Common Units.

Item 6.	Contracts, Arrangements, Understandings or Other Relationships with Respect to Securities of the Issuer.

Certain transfer restrictions, voting rights of the Reporting Persons, and registration rights granted by the Issuer and to which the Reporting Persons are entitled are set forth in the Fifth Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of March 2, 2017, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description
4.1
Fifth Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of March 2, 2017 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by Natural Resource Partners L.P. on March 6, 2017).

99.1	Joint Filing Agreement, dated as of July 10, 2019 between Corbin J. Robertson, Jr., Western Pocahontas Properties Limited Partnership, Western Pocahontas Corporation, and Premium Resources, LLC

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.

Date: July10, 2019

CORBIN J. ROBERTSON, JR.

/s/ Corbin J. Robertson, Jr.

WESTERN POCAHONTAS PROPERTIES LIMITED PARNTERSHIP

	By:	Western Pocahontas Corporation, its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	President

WESTERN POCAHONTAS CORPORATION

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	President

PREMIUM RESOURCES, LLC

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	President